Exhibit 99.4

ENERGY POWER SYSTEMS LIMITED

(the “Corporation”)

SUPPLEMENTAL MAILING LIST

Canadian securities legislation obliges the Corporation to deliver its interim financial statements to any person or company who submits a written request to the Corporation for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Corporation. If you would like your name placed on the supplemental mailing list maintained by the Corporation for this purpose, kindly complete the form below and return it to the Corporation at the following address:

ENERGY POWER SYSTEMS LIMITED
Suite 301
2 Adelaide Street West
Toronto, Ontario
M5H 1L6

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ENERGY POWER SYSTEMS LIMITED

     I would like my name placed on the supplemental list of shareholders maintained by the Corporation and confirm that I am an owner of securities of the Corporation.

Name:

(Please print)

Address:

Signature:	Date: